UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Weatherford International plc
(Exact name of registrant as specified in its charter)

Ireland	001-36504	98-0606750
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2000 St. James Place, Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Charles W. Davison, Jr. Executive Vice President and Chief Operations Officer	713.836.4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This disclosure on Form SD (this “Filing”) for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals (as defined by paragraph (d)(1) of Item 1.01 of Form SD) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies that manufacture or contract to manufacture products if any one or more of the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals for reporting year 2022 are gold, columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, “3TG” or the “Covered Minerals”) and may, in subsequent reporting years, include other minerals or derivatives determined by the U.S. Secretary of State to be covered by the Rule. As used in this Filing, “Weatherford,” “we,” “our” and “us” refer to Weatherford International plc and its consolidated subsidiaries.
Weatherford has conducted a reasonable country of origin inquiry (“RCOI”) of its suppliers to determine whether any Covered Minerals necessary to the functionality or production of a product manufactured by, or contracted to be manufactured for, Weatherford during 2022 originated in the Democratic Republic of the Congo or an Adjoining Country (as defined by paragraph (d)(1) of Item 1.01 of Form SD). Weatherford performed due diligence on the source and chain of custody of its Covered Minerals that conforms in all material respects with the Rule and the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. A copy of this Filing, including the Conflict Minerals Report filed as Exhibit 1.01 hereto, are publicly available on our website at https://www.weatherford.com/investor-relations/financial-information/sec-filings/. Our website and the information accessible through it are not incorporated herein by reference.
Item 1.02 Exhibit
We have included as an exhibit to this Filing the Conflict Minerals Report required by Items 1.01 and 1.02 of Form SD.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Weatherford International plc
Date: May 30, 2023	By:	/s/ Charles W. Davison, Jr.
Charles W. Davison, Jr.
Executive Vice President and Chief Operations Officer

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